

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. Gilbert Kaats
Chairman, CEO and Chief Financial Officer
Integrative Health Technologies, Inc.
4940 Broadway
Suite 201
San Antonio, TX   78209

> **Re: Integrative Health Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-52005**

Dear Mr. Kaats:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided and any amendment filed, we may raise additional comments.

Form 10-K December 31, 2009

1. Tell us why you have not filed audited financial statements and when you will file audited financial statements as required by Form 10-K.

2. A statement of cash flows should be included.

3. You valued your investment in AlgaeCal at $288,000 in 2007 and are increasing it at 10% per year. Disclose the nature of the $288,000 consideration and reference supporting accounting literature for the accounting and for increasing the investment at 10% per year.

4. You have increased the value of the asset longitudinal database by 11.2% in 2007, 9% in 2008 and 7% in 2009. Reference supporting accounting literature for this treatment. Disclose depreciation expense in each period for this asset and the useful life or disclose why the asset is not being depreciated. Disclose when and how the asset is assessed for impairment.

5. Disclose your revenue recognition policies and explain why you report no accounts receivable at December 31, 2008 and 2009.

6. Your statement of operations and Selected Financial Data do not report net income for 2007, 2008 and 2009.

7. Based on the above comments you should reconsider if your disclosure controls and procedures and your internal control over financial reporting are effective.

8. The certification you filed in Exhibit 32.1 referenced the Form 10-Q for the quarterly period ended September 30, 2006. Please file an amended certification which references the correct periodic report.

9. Please file Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions on the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant